Profitable. Growing. Dividends paid.

TerraCycle US[1] is a profitable company with 2024 revenue of $43M, growing 75% in the last 4 years[2]. If you invested in the last TerraCycle US Reg-A (2018-2020), you would have been paid between 17% and 20% of your invested capital in dividends to date. We are the largest subsidiary of TerraCycle Inc. (TerraCycle), representing 60% of revenue in 2024. Globally, TerraCycle has kept over 8 billion items* out of landfills, and raised $20 million for schools and charities**.

Your investment will make an impact—this is not a projection or prediction—it's reality with results to prove it.

Invest Now	$6.67	$1,000.50*
	Share price	Min. investment

SEC filings   Form C   Investor education



Damian Finio
CFO, TerraCycle

If you invested $1,000 in TerraCycle's last Reg A,

Last round Reg-A investors have been paid dividends. Now it's your turn to invest.

Named one of TIME Magazine's 100 most influential companies[1], TerraCycle makes money recycling what no one else will, like candy wrappers, coffee pods, kids' car seats, and hundreds of other waste streams. And we've done it profitably for over 10 years. Now, we're raising capital to scale. Be part of our expansion and a potential exit[3].



+75% revenue growth

$43.1M

$24.7M

2020   2024

Featured in over 140,000 articles globally[1]

Major media outlets around the world have featured TerraCycle multiple times.

10x	**93**x	**58**x	**48**x	**48**x
FORTUNE	BUSINESS INSIDER	Forbes	AP	CNN



Globally[1] recognized by 200+ awards for sustainability, innovation, and impact



2024 Power of Beauty Awards by Keep America Beautiful



Real Leaders Impact Awards by Real Leaders



Time 100 Most Influential Companies by Time Magazine



Fastest-growing private companies by Inc. 5000



2021 Green Beauty Stars by Elle Magazine



The industry leader, dominating search engines

Recycle contacts

When you search Google for recycling solutions for hard-to-recycle waste, TerraCycle[1] dominates. **Try it yourself.**

Investment **highlights**

20+ years of US recycling partnerships with many of the world's biggest brands and retailers

Profitable

Preparing for potential exit[3]

Dividends have been paid every year



What traditional waste management companies recycle (5% of all waste)



PROBLEM

95%



55%

of waste isn't recycled[4]

Not because it's impossible, but because it's _not profitable._

Traditional recyclers only accept materials that are profitable to recycle, based on their recovered material value alone, like aluminum and cardboard. Everything else, from cosmetics to shoes, cost more to recycle than the resulting materials are worth. TerraCycle specializes in building business models that allow the hard-to-recycle to be recycled.

Learn more about the waste crisis in TerraCycle CEO Tom Szaky's books: **Outsmart Waste** and **The Future of Packaging.**

⊘ SOLUTION

We develop profitable business models to recycle what others won't

Revenues are diversified across three primary segments, with a goal to support stability and resilience.



Programs

Brands, retailers, and other businesses partner with us to enable recycling solutions for their hard-to-recycle waste, from cannabis packaging to toothbrushes, and hundreds of other waste streams.



Commercial Recycling

We handle universal and regulated waste, like batteries, e-waste, and lightbulbs, for industrial customers.



Direct: E-commerce Zero Waste Boxes

Customers, from individuals to businesses, purchase our prepaid solutions to recycle almost anything.

Learn more about our recycling partnerships.

📈 TRACTION

Demonstrated track record of profitability

75%    75% revenue growth from 2020 to 2024[2]

 3 strategic, accretive acquisitions completed

 First-round Reg-A investors have seen between 17% and 20% of their investment paid in dividends



Get the investor deck

Want a closer look at the opportunity? Download the deck to see the numbers, the roadmap, and why now is the time to invest in TerraCycle US.

Download Deck

Diversified revenue streams

Our solutions are designed to meet the needs of every customer—whether it be a CPG brand, warehouse, retailer, small business, or individual. This creates diversified revenue streams that support market resilience and continued growth opportunities.

Brand-funded recycling programs   Retail-funded recycling   **Universal waste solutions**   Industry solutions



EasyPak

Pre-paid recycling containers for hard-to-recycle waste like batteries and lightbulbs.



Bulb Eater

A device that crushes fluorescent light bulbs to eliminate storage hassles and reduces the handling of boxes of bulbs.



Smash-It™ Compactors

Compacts waste to as little as 20% of the original size (5:1 compaction ratio) in any standard 55-gallon drum.

 

⊘ CREDIBILITY

World-class standards[1]







Recycling, guaranteed

We guarantee to recycle all of the accepted waste sent to us through all TerraCycle recycling solutions (that's approximately 98.3% of the waste we receive).

Supply chain excellence

External and internal audits of our supply chain are performed on an ongoing basis. We invest heavily in tracking software, expert personnel, and equipment to ensure our processes are optimized.

Third-party verified

Alongside *Bureau Veritas*—a world leader in testing, inspection, and certification services—we developed a first-of-its-kind, auditable standard to ensure strong traceability.

⊕ GLOBAL LEADERSHIP

Breakthroughs on a global stage[1]

Closed-loop recycling   Featured at global events   **Major R&D recycling innovations**   Recycling at scale

Blister packs

Gum

PPE

← →

Exclusive investor perks

Combine your bonuses for **up to 40% more** shares.



Invest until x/x	Existing Class A Preferred Shareholders
Receive **15%** Bonus shares	Receive **10%** Bonus shares
Invest Now	Invest Now

Invest $5,000+	Invest $10,000+	Invest $25,000+
Receive **5%** Bonus shares	Receive **10%** Bonus shares	Receive **15%** Bonus shares
Invest Now	Invest Now	Invest Now

IMPACT

TerraCycle global impact[1]





Recycle

Better for the planet

Not only has TerraCycle kept **8 billion items** of waste* out of landfills and incinerators, but our third-party reviewed Life Cycle Analysis shows that TerraCycle recycling methods result in a **71% reduction of carbon emissions compared to waste-to-energy and a 53% reduction compared to municipal landfill models**[5]. We also measure Scope 1, 2, and 3 emissions across our entire enterprise.



TerraCycle Foundation

TerraCycle US, Inc. actively supports the **TerraCycle Foundation (independent US public charity):** The TerraCycle Foundation's mission is to reduce the flow of plastic waste from rivers and canals before it can reach the ocean. In close partnership with local communities, the Foundation collects and recycles trash from heavily polluted waterways, already removing over 3 million lbs of waste. Verra has awarded Plastic Credits for their work cleaning up canals and waterways in Bangkok, Thailand.





Community

Alongside our program partners, TerraCycle raised over **$20 million for charities and schools worldwide****, in addition to our grassroots efforts to donate dozens of high-quality recycled playgrounds, community gardens, exercise parks, and more to communities in need.

The Goal: Drive profitable revenue growth and prepare for exit





 **①**

Continue strategic acquisitions

Capital will be used to acquire additional profitable recycling businesses, which become more efficient and grow faster once integrated into TerraCycle.

 **②**

Grow revenue

Continue to grow revenue, which increased 75% to $43M in the last 4 years[3].

 **③**

Looking ahead

Preparing for a shareholder exit, which could include a change of control or future IPO[1].



Get the investor deck

Want a closer look at the opportunity? Download the deck to see the numbers, the roadmap, and why now is the time to invest in TerraCycle US.

Download Deck

The team behind TerraCycle[2]

Tom Szaky is the founder and CEO of TerraCycle and Loop. TerraCycle operates in 18 countries, with over 150 employees in the US and 350 around the world.

Tom and TerraCycle have received 200+ awards from organizations including the United Nations, World Economic Forum, Fortune Magazine, and the U.S. Chamber of Commerce for work in sustainability and entrepreneurship.



Frequently asked questions

1. Why invest in startups? ✕

Regulation CF allows investors to invest in startups and early-growth companies. This is different from helping a company raise money on Kickstarter; with Regulation CF Offerings, you aren't buying products or merchandise - you are buying a piece of a company and helping it grow.

2. How much can I invest? ✕

Accredited investors can invest as much as they want. But if you are NOT an accredited investor, your investment limit depends on either your annual income or net worth, whichever is greater. If the number is less than $124,000, you can only invest 5% of it. If both are greater than $124,000 then your investment limit is 10%.

3. How do I calculate my net worth? ✕

To calculate your net worth, just add up all of your assets and subtract all of your liabilities (excluding the value of the person's primary residence). The resulting sum is your net worth.

4. What are the tax implications of an equity crowdfunding investment? ✕

We cannot give tax advice, and we encourage you to talk with your accountant or tax advisor before making an investment.

5. Who can invest in a Regulation CF Offering? ✕

Individuals over 18 years of age can invest.

6. What do I need to know about early-stage investing? Are these investments risky? ✕

There will always be some risk involved when investing in a startup or small business. And the earlier you get in the more risk that is usually present. If a young company goes out of business, your ownership interest could lose all value. You may have limited voting power to direct the company due to dilution over time. You may also have to wait about five to seven years (if ever) for an exit via acquisition, IPO, etc. Because early-stage companies are still in the process of perfecting their products, services, and business model, nothing is guaranteed. That's why startups should only be part of a more balanced, overall investment portfolio.

7. When will I get my investment back? ✕

The Common Stock (the "Shares") of TerraCycle US (the "Company") are not publicly-traded. As a result, the shares cannot be easily traded or sold. As an investor in a private company, you typically look to receive a return on your investment under the following scenarios: The Company gets acquired by another company. The Company goes public (makes an initial public offering). In those instances, you receive your pro-rata share of the distributions that occur, in the case of acquisition, or you can sell your shares on an exchange. These are both considered long-term exits, taking approximately 5-10 years (and often longer) to see the possibility for an exit. It can sometimes take years to build companies. Sometimes there will not be any return, as a result of business failure.

8. Can I sell my shares? ✕

Shares sold via Regulation Crowdfunding offerings have a one-year lockup period before those shares can be sold under certain conditions.

9. Exceptions to limitations on selling shares during the one-year lockup period: ✕

In the event of death, divorce, or similar circumstance, shares can be transferred to:
• The company that issued the securities;
• An accredited investor;
• A family member (child, stepchild, grandchild, parent, stepparent, grandparent, spouse or equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships).

10. What happens if a company does not reach their funding target? ✕

If a company does not reach their minimum funding target, all funds will be returned to the investors after the close of the offering.

11. How can I learn more about a company's offering? ✕

All available disclosure information can be found on the offering pages for our Regulation Crowdfunding offering.

12. What if I change my mind about investing? ✕

You can cancel your investment at any time, for any reason, until 48 hours prior to a closing occurring. If you've already funded your investment and your funds are in escrow, your funds will be promptly refunded to you upon cancellation. To submit a request to cancel your investment please email: **info@dealmakersecurities.com**

13. How do I keep up with how the company is doing? ✕

At a minimum, the company will be filing with the SEC and posting on its website an annual report, along with certified financial statements. Those should be available 120 days after the fiscal year end. If the company meets a reporting exception, or eventually has to file more reported information to the SEC, the reporting described above may end. If these reports end, you may not continually have current financial information about the company.

14. What relationship does the company have with DealMaker Securities? ✕

Once an offering ends, the company may continue its relationship with DealMaker Securities for additional offerings in the future. DealMaker Securities' affiliates may also provide ongoing services to the company. There is no guarantee any services will continue after the offering ends.





TERRACYCLE

The website address for TerraCycle is www.terracycle.com. The information contained on, or that can be accessed through, our website is not incorporated by reference into, and is not a part of, this Form C. Investors should not rely on any such information in deciding whether to purchase our Class B Non-Voting Preferred Stock.

IMPORTANT NOTICE AND DISCLAIMER

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

This landing page contains forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the company's management. When used in this disclosure document and the company offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", "will", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

Sources

** Item count is global and approximated based on weight calculations. Actual item counts may vary. The item count references our parent company, TerraCycle Inc. See further disclosure in footnote (1)*

*** Calculated based on global TerraCycle Recycling Rewards earned for shipments through our brand sponsored national recycling programs. TerraCycle Recycle Rewards total references our parent company, TerraCycle Inc. See further disclosure in footnote (1)*

(1) This Offering invites you to invest in TerraCycle US, Inc. (TCUS), a subsidiary of TerraCycle, Inc. (Parent). The Parent operates through subsidiaries in 18 countries, including the US through TCUS. TCUS generated 60% of the Parent's revenue in fiscal 2024. It is important that potential investors understand that an investment in TCUS is not an investment in the Parent, which is not currently offering shares to the public. An investment in this offering provides an equity interest exclusively in TCUS, and does not convey an interest in the Parent, in any TerraCycle international subsidiaries, nor in Loop (a reuse company being developed by the Parent). Many TCUS achievements, including media recognition and awards acknowledge TCUS in the context of the Parent. Any references or statistics in this Offering that refer to global achievements of "TerraCycle" refer to the global impact of the Parent, including TCUS. The ultimate exit for investors of TCUS is likely tied to a liquidity event on the Parent level. A potential exit, if at all, could be in terms less favorable than what you are paying for this investment. More details are available here in Form C.

(2) Historical results may not be indicative of future results. Please read the Offering Memorandum and view financial details in Form C here.

(3) A potential exit for TerraCycle US Inc. investors may be when a sale, merger, public offering, or other liquidity event on the parent company, TerraCycle, Inc., occurs (collectively a "parent exit"). It is also possible that TerraCycle US Inc. could have a liquidity event independent of, or prior to, a parent exit. No assurance can be given as to whether or when a TerraCycle US Inc. liquidity event or a parent exit might occur, or what the valuation or terms applicable to any such transaction may be. A potential exit, if at all, could be in terms less favorable than what you are paying for this investment.

(4) GreenPeace Report

(5) Source: Kannan, A. (2024). TerraCycle Rigid Plastics Life Cycle Assessment (LCA) Summary Findings. TerraCycle.



Equity crowdfunding investments in private placements, and start-up investments in particular, are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investment through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Further, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns.

DealMaker Securities LLC, a registered broker-dealer, and member of FINRA | SIPC, located at 4000 Eagle Point Corporate Drive, Suite 950, Birmingham, AL 35242, is the Intermediary for this offering and is not an affiliate of or connected with the Issuer. Please check our background on FINRA's BrokerCheck. DealMaker Securities LLC does not make investment recommendations. DealMaker Securities LLC is NOT placing or selling these securities on behalf of the Issuer. DealMaker Securities LLC is NOT soliciting this investment or making any recommendations by collecting, reviewing, and processing an Investor's documentation for this investment. DealMaker Securities LLC conducts Anti-Money Laundering, Identity and Bad Actor Disqualification reviews of the Issuer, and confirms they are a registered business in good standing. DealMaker Securities LLC is NOT vetting or approving the information provided by the Issuer or the Issuer itself. Contact information is provided for Investors to make inquiries and requests to DealMaker Securities LLC regarding Regulation CF in general, or the status of such investor's submitted documentation, specifically. DealMaker Securities LLC may direct Investors to specific sections of the Offering Circular to locate information or answers to their inquiry but does not opine or provide guidance on issuer related matters.

Featured in over 140,000 articles globally[1]

Major media outlets around the world have featured TerraCycle multiple times.

48x	CNN
4x	TIME
39x	Bloomberg
95x	The New York Times
16x	THE WALL STREET JOURNAL
10x	FORTUNE
93x	BUSINESS INSIDER
58x	Forbes
48x	AP





Globally[1] recognized by 200+ awards for sustainability, innovation, and impact















- 2023 Companies to Watch by NJBiz
- 2024 Power of Beauty Awards by Keep America Beautiful
- Real Leaders Impact Awards by Real Leaders
- Time 100 Most Influential Companies for Time Magazine
- Fastest-growing private companies by Inc. 5000
- 2021 Green Beauty Stars by Elle Magazine
- Most Innovative Companies by Fast Company

Diversified revenue streams

Our solutions are designed to meet the needs of every customer—whether it be a CPG brand, warehouse, retailer, small business, or individual. This creates diversified revenue streams that support market resilience and continued growth opportunities.

Brand-funded recycling programs | Retail-funded recycling | Universal waste solutions | Industry solutions



Razors with Gillette®



Sauce packets with Taco Bell®



Instrument strings with D'Addario



Shoes with ASICS



Dental aligners with Clear Blue Smiles™



Pet food packaging with Pet Supplies Plus



Pet food packaging with Pet Supplies Plus



Socks with GOLDTOE®



Snack pouches with GoGo squeeZ®

Brand-funded recycling programs | Retail-funded recycling | Universal waste solutions | Industry solutions



Big W (Australia): toy recycling and donation across locations



L'Oreal Canada: cosmetics and skincare products in Walmart, London Drugs, and Jean Coutu stores



SEPHORA
X
TERRACYCLE

Sephora (Australia): beauty



Nordstrom (US): cosmetics and skincare products across locations



Superdrug (UK): empty medicine blister packs across 200 stores



RECYCLEZ ICI

Monoprix (France): bathroom trash across locations

Brand-funded recycling programs | Retail-funded recycling | **Universal waste solutions** | Industry solutions













EasyPak

Pre-paid recycling containers for hard-to-recycle waste like batteries and lightbulbs.

Bulb Eater

A device that crushes fluorescent light bulbs to eliminate storage hassles and reduces the handling of boxes of bulbs.

Smash-It™ Compactors

Compacts waste to as little as 20% of the original size (5:1 compaction ratio) in any standard 55-gallon drum.

Bulk pickup

Pickups and transportation of large amounts of waste like e-waste, batteries, mercury-bearing lamps, cathode ray tubes (CRTs), and PCB and Non-PCB lighting ballasts to regionally located recycling centers upon request.

Lamp recycling & mercury distillation

We have state-of-the-art lamp recycling and mercury distillation equipment.

Solar panel recycling

We're one of the few solar panel recyclers in the United States.

Brand-funded recycling programs | Retail-funded recycling | Universal waste solutions | **Industry solutions**













SalonCycle

SalonCycle makes it easy for salons and stylists to recycle everything from metal color tubes and used hair foils, PPE, plastic product lids and containers, and break room items.

ScienceCycle

Now with ScienceCycle, your gloves, pipettes, vials, and other single-use items can be recycled.

VetCycle

Vets, groomers, and pet stores can recycle everything from pet food bags to chewed up toys with VetCycle.

OfficeCycle

Shipping materials, ink cartridges, printers, everything in your break room—it all can be kept from ending up in landfills and incinerators with OfficeCycle.

CafeCycle

Coffee shops and bakeries can now offer recycling solutions for hard-to-recycle trash for their customers or employees.

FitnessCycle

Recycling trash, like broken exercise ropes, plastic waste, worn yoga and gym mats, and snack wrappers keeps it out of landfills and incinerators.







CafeCycle

Coffee shops and bakeries can now offer recycling solutions for hard-to-recycle trash for their customers or employees.

FitnessCycle

Recycling trash, like broken exercise ropes, plastic waste, worn yoga and gym mats, and snack wrappers keeps it out of landfills and incinerators.

EventCycle

From tradeshows and conferences to fundraising galas and concerts, keep waste out of landfills with EventCycle.

Breakthroughs on a global stage[1]

Closed-loop recycling | Featured at global events | Major R&D recycling innovations | Recycling at scale













Asics shoes recycled into the same shoe.

Coca-Cola bottles made from rPET bottles

Pilot pens made from Pilot pens

Nature's Way cosmetic caps made from cosmetic caps

Kao pouches made from Kao pouches

Expo pen ledges made from writing instruments













Product storage made from Flavia Fresh Packs

Products displays made from Scotch-Brite sponges

Earthborn Holistic Frisbees made from Earthborn Holistic packaging

Maybelline makeup stands made from beauty empties

L'Occitane totes made from product empties

Nu Skin storage containers made from Nu Skin empties

Closed-loop recycling   Featured at global events   Major R&D recycling innovations   Recycling at scale


Paris 2024 Olympics Games


Australia Open Tennis


Super Bowl


Arena Events


National parks


Marathons


International conventions

Closed-loop recycling   Featured at global events   Major R&D recycling innovations   Recycling at scale


Cigarettes


Diapers


Blister packs


Gum


PPE


Menstrual cups


Disposable razors


Beauty products


Contacts


Flip flops


Cannabis packaging


Horse inhalers


Food packaging


Aerosols


Toys


Styrofoam


Wetsuits


Vapes


E-waste


Tights


Clothing

Closed-loop recycling   Featured at global events   Major R&D recycling innovations   Recycling at scale


We've recycled over 100 million cosmetic packages to date. No other recycler is recycling at this scale. Our solutions are proven to be better for the environment than landfilling and incineration.


One of the world's largest suppliers of eye health products: Over 100 million pieces of contact lens packaging and contacts have been recycled.


Cigarettes: Over 300 million cigarette butts have been recycled, with more coming in every day.